UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS AMENDMENT TO REPORT ON FORM 6-K

On August 10, 2018, Merus N.V. (the “Company”) furnished its interim results for the six months ended June 30, 2018 (the “Interim Results”) on a Report on Form 6-K (the “Form 6-K”). This amendment (the “Amendment”) to the Form 6-K is being furnished solely to provide eXtensible Business Reporting Language tagging for the financial statements included in the Interim Results. There are no other changes to the Form 6-K.

Exhibits 1, 101.INS, 101.SCH, 101.CAL, 101.LAB, 101.PRE, and 101.DEF furnished with this Amendment are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-211497) and Form F-3 (File No. 333-218432).

EXHIBIT INDEX

Exhibit No.	Description

1	Unaudited financial statements for Merus N.V. for the three- and six-month periods ended June 30, 2018

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERUS N.V.

Date: February 6, 2019	By:	/s/ Ton Logtenberg
	Name:	Ton Logtenberg
	Title:	President & Chief Executive Officer